Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Clorox's ratio of earnings to fixed charges for the periods indicated:
	Three Months Ended		Year Ended June 30,
(In millions, except ratios)	9/30/2011	9/30/2010	2011	2010	2009	2008	2007
Earnings from continuing operations before income taxes	$187	$202	$563	$805	$709	$571	$624

Deductions:
Earnings of equity investees	(3)	(2)	(12)	(12)	(9)	(9)	(12)

Additions:
Amortization of capitalized interest	-	-	-	1	1	1	2
Distributed income from equity investees	8	1	10	9	10	7	8

Subtotal	192	201	561	803	711	570	622

Interest expense	29	32	123	139	161	168	113
Estimated portion of rental expense attributable to interest	-	-	5	5	5	5	4

Total fixed charges	29	32	128	144	166	173	117

Earnings available to cover fixed charges	$221	$233	$689	$947	$877	$743	$739

Ratio of earnings to fixed charges	8	7	5	7	5	4	6